

November 25, 2013

<u>Via Email</u>
Robert M. Little, Jr.
Chief Financial Officer
Highlands Bankshares, Inc.
P.O. Box 1128
Abingdon, VA 24212-1128

      Re: **Highlands Bankshares, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 29, 2013
              File No. 000-27622

Dear Mr. Little:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Note 1. Summary of Significant Accounting Policies</u>
<u>Foreclosed Assets, page 11</u>

1. You disclose on page 36 of your 10-K report that you established a $500,000 general valuation reserve for your foreclosed properties due to the current real estate market conditions and your expectation of accepting offers that are lower than the current appraised values. Due to your disclosed exposure to losses from continuing declines in real estate values in your primary markets please address the following and provide us with proposed revised disclosure to be included in future periodic reports for the requested disclosures:

- Prepare a schedule for us with the most recent appraised value, the date of the appraisal, the holding period and the carrying value of your significant foreclosed assets as of December 31, 2012 and September 30, 2013;
- Reconcile the reasons for any differences, if any, between the recent appraised value and the carrying value of your foreclosed assets;
- Tell us why management may have used any appraisals that were not current;
- Disclose your policy for obtaining current appraisals for foreclosed assets,
- Disclose any concentrations in real estate owned, and
- Tell us how you determined that the reserve of $500,000 was appropriate for 2011 and 2012.

Financial Statements
Note 3. Investment Securities Available-For-Sale, page 14

2. You disclose significant unrealized losses on your pooled trust preferred collateralized debt obligation securities at December 31, 2012 and September 30, 2013. The unrealized losses of a majority of the pooled trust preferred securities are in excess of 95% of the remaining book value and have negative excess subordination of up to 45%.

You also disclose additional other than temporary impairments in your most recent Form 10-Q report, including credit losses on securities for which other than temporary impairments were not previously recognized, indicating continuing credit deterioration in these securities. Please address the following related to the assumptions used in your cash flow projections for each of your trust preferred securities:

- Tell us how you determined the expected deferral / defaults percentages of 1% to 2% for 2012 and 2013;
- Tell us how you determined the expected deferral / defaults percentages for years thereafter of .25% to .36%;
- Tell us the actual deferral/ default percentages for 2012 and 2013 and historically;
- Reconcile the difference between your expected and actual deferral / defaults percentages for 2012 and 2013;
- Reconcile the difference between your expected deferral / defaults percentages for years thereafter and your actual deferral / defaults in 2012, 2013 and historical percentages;
- The estimated loss severity on securities that default and the specific factors that you considered in developing the estimated loss severity;
- How you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the Texas Ratio, the Modified Texas Ratio, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors;
- Tell us how you determined your recovery rate assumption;

- Tell us how you determined the discount rate since you appear to disclose two different discount rate assumptions;
- Tell us how you factored in the negative excess subordination that indicates that there is not enough collateral in the pool to cover the outstanding balance of your investment in concluding that you did not have an other than temporary impairment; and
- Tell us how much of the reduction in the book value of these investments in 2011, 2012 and 2013 was due to principal payments as compared to other than temporary impairment charges since it appears from your disclosures that the majority of the reduction in the book value of these investments is due to periodic temporary impairment charges.

3. Please provide persuasive evidence supporting how and when you determine to take OTTI write-downs on the various pooled trust securities. For example, we note you continue to take periodic OTTI on certain securities even though earnings and other ancillary industry performance indicators and trends have shown increasing improvement over the last several quarters. In your response, please clearly indicate the specific judgments and determinations contemplated by management in ultimately determining how and when to take periodic OTTI, including specific triggering events noted for each individual security or other events that explains why, for example, OTTI was booked in one particular quarter instead of another. Since these securities have experienced OTTI, tell us how you have considered further declines in fair value in your OTTI methodology as they appear to be a strong indication of further credit deterioration. We may have additional comments upon receipt and review of your responses to these questions.

Note 5. Loans and Allowance for Loan Losses, page 18

4. You disclose on page 34 that you determine your allowance for loan losses based on a rolling twelve quarter weighted historical loss average where the most recent quarters are weighted heavier than the earlier quarters. Please disclose the methodology used to weigh the more recent quarters heavier. Please also disclose whether this methodology is consistently employed for each loan category. Please provide us proposed revised disclosure to be included in future periodic reports for these disclosures.

Note 18. Fair Value Disclosures, page 45

5. You classify impaired loans and repossessions/OREO as Level 2 assets on a non-recurring basis. Since these assets do not trade in active markets, quoted market prices do not exist for identical or similar instruments and the significant assumptions are not observable in model-based valuation techniques it does not appear that a Level 2 classification is appropriate. Please tell us how you determined that these assets meet the criteria for Level 2 classification since it appears that a Level 3 classification is more appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief